Mail Stop 4561

November 5, 2008

Mr. G. Lynn Boggs
Chief Executive Officer
Goldleaf Financial Solutions, Inc.
350 Technology Parkway
Norcross, GA 30071

> **Re: Goldleaf Financial Solutions, Inc.**
> **Form 10-K**
> **Filed on March 18, 2008**
> **File No. 000-25959**

Dear Mr. Boggs:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Craig D. Wilson
Senior Assistant Chief Accountant